Exhibit 1

DIRECTORS AND EXECUTIVE OFFICERS OF MAASE INC.

The business address of each of the following directors and executive officers is 12F, Block B, Longhu Xicheng Tianjie No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu Sichuan Province, People’s Republic of China.

Name	Citizenship	Position
Jingkai Li	PRC	Chairman of the Board
Min Zhou	PRC	Vice-Chairman of the Board and Chief Executive Officer
Guotao Liu	PRC	Co-Chief Executive Officer
Yuanfen Yang	PRC	Chief Financial Officer, Vice President and Head of Finance Department
Kwan Pui Chui	Hong Kong, China	Independent Director
Yingying Li	PRC	Independent Director
Pei Yu	PRC	Independent Director